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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Trapelo Road – Suite 30
(No. and Street)

Waltham (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael K. Moran (781) 790-8730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

City Place I, 185 Asylum Street, Suite 2400 (Address) Hartford (City) CT (State) 06103-3404 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael K. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Clarendon Insurance Agency, Inc., as

of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI C. SULLIVAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires January 16, 2026

MKMoran
Signature

Financial/Operations Principal and Treasurer
Title

Kerri C. Sullivan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.

(SEC I.D. No. 21590)
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)

Financial Statements and Supplemental Schedules
December 31, 2020

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Table of Contents
December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Clarendon Insurance Agency, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 as of December 31, 2020 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 25, 2021

We have served as the Company's auditor since 2013.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,453,507
Total assets	$	1,453,507
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, $1 par value - 150,000 shares authorized, 600 shares issued and outstanding		600
Additional paid-in capital		1,744,400
Accumulated deficit		(291,493)
Total stockholder's equity		1,453,507
Total liabilities and stockholder's equity	$	1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Operations
Year Ended December 31, 2020

Revenue	
Distribution fee income	$ -
Total revenue	-
Expenses	
Distribution expense	-
Overhead expense	312,334
Compliance expense	390,739
Licensing and exam fees	76,545
Audit fees	65,002
Other expense	85,528
State tax	3,779
Less: Expense reimbursement from Parent (Note 3)	(933,927)
Total expenses	-
Income before tax expense	-
Income tax expense (Note 4)	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2020	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507
Net income	-	-	-	-	-
Balance at December 31, 2020	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities:		
Net income	$	-
Changes in assets and liabilities:		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507
Supplemental disclosure of cash flow information		
Net cash refunded (paid) for income taxes	$	-
Non-cash activities		
Expense reimbursement from Parent	$	933,927

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer with the U.S Securities and Exchange Commission and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a principal underwriter and general distributor for variable annuities and variable life insurance policies issued by its affiliates, Delaware Life Insurance Company (the "Parent") and Delaware Life Insurance Company of New York ("DLNY"). The Company is a direct, wholly-owned subsidiary of the Parent, and the Parent is a direct, wholly-owned subsidiary of Group One Thousand One, LLC. The Company is a limited purpose broker-dealer that does not engage in any retail securities activities and does not handle any customer funds or securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses

Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by reference to intercompany services agreements. The Company had no distribution fee income and distribution expense for the year ended December 31, 2020.

Expenses charged by the Parent to the Company include direct charges and allocated expenses which are recognized when incurred.

Accounting Pronouncements

In 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." The amendments in ASU 2016-13 require certain types of financial instruments that are subject to credit losses and measured at amortized cost basis to be presented at the net amount expected to be collected. These amendments are effective for annual reporting periods beginning after December 15, 2019 for public business entities. The Company adopted ASU 2016-13 on January 1, 2020 and its requirements had no impact on the Company's financial statements.

3. Related-Party Transactions

The Parent keeps records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and DLNY. As such, the Company performs certain distribution and underwriting services for certain separate accounts of the Parent and DLNY.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent and DLNY under which the Parent and DLNY agree to reimburse the Company for the cost of all distribution and underwriting services provided by the Company. For the year ended December 31, 2020, the expense reimbursement received by the Company from the Parent and DLNY was $933,927, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company has an insurance networking agreement with Delaware Life Marketing LLC ("DLM"), an affiliate, under which the Company provides marketing support and wholesaling services to DLM. Under this agreement, DLM agrees to pay the Company 100% of compensation that DLM receives, if any, relating to the sale of the Parent's variable insurance products. The Company did not receive any payments from DLM related to this agreement during the year ended December 31, 2020.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of conditions or results of operations that would have existed if the Company had not been operated as an affiliated company.

4. Income Taxes

The Company accounts for income taxes in accordance with FASB Accounting Stands Codification ("ASC") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company will file its federal tax return as part of the Parent's consolidated tax return for the year ended December 31, 2020. A formal tax allocation agreement has been implemented and the allocation is based upon separate return calculations with current credit (benefit) given for losses and tax attributes that are utilized by the consolidated group. There are no amounts due to or due from the Company under the provisions of the tax allocation agreement as of December 31, 2020. State income tax returns are filed on a stand-alone basis.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FASB ASC Topic 740 also includes standards for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("UTBs") in other expense. Tax years prior to 2017 are closed to examination and audit adjustments under the applicable statute of limitations. The Company does not believe it has any uncertain tax positions for its stand-alone federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2020.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEC Rule 15c3-1") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to SEC Rule 15c3-1, at December 31, 2020 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers.

7. Commitments and Contingencies

The Company is not aware of any contingent liabilities arising from litigation or other matters that could have a material impact on its financial condition, results of operations, or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 25, 2021, the date on which these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2020 through February 25, 2021 that require disclosure or adjustment to the financial statements.

Supplemental Schedules

Clarendon Insurance Agency, Inc.
(A Wholly-owned Subsidiary of Delaware Life Insurance Company)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2020 — Schedule I

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Net Capital	
Total ownership equity from Statement of Financial Condition	$ 1,453,507
Total ownership equity qualified for net capital	$ 1,453,507
Total capital and allowable subordinated liabilities	$ 1,453,507
Deduction of total non-allowable assets	-
Net capital before haircuts on securities positions	1,453,507
Haircuts on securities	-
Net capital	$ 1,453,507
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 1,448,507
Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000	$ 1,447,507
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$ -
Total aggregate indebtedness	$ -

Reconciliation Pursuant to SEC Rule 17a-5(d)(2)(iii)

No reconciliation is necessary under the provisions of Rule 17a-5(d)(2)(iii) under the Securities and Exchange Act of 1934 as no material differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the amended unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2020.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(1) thereof, which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to SEC Rule 17a-5(d)(2)(iii)

No reconciliation is necessary under the provisions of Rule 17a-5(d)(2)(iii) of the Securities Exchange Act of 1934 as no differences exist in the computation for determination of reserve requirements between the audited financial statements and the amended unaudited FOCUS Report IIA – Form X-17a-5 filed as of December 31, 2020.